January 24, 2025

Via EDGAR Correspondence

Mr. David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 62)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 63)

Dear Mr. Orlic:

This letter responds to the comments to Post-Effective Amendment No. 62 to the Registrant’s registration statement on Form N-1A (“PEA 62”) that were provided by teleconference on January 6, 2025 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Transformational Growth ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 62.

1.	Staff Comment: Please provide the Staff the with the responses, a completed fee table, and expenses at least 5 business days prior to effectiveness.

Response: As requested, below is the completed fee table and expenses.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.57%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.57%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur during the current fiscal year.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$58	$183

2.	Staff Comment: On page 42 of the Statement of Additional Information, please delete the statement that the Fund reserves the “absolute” right to reject or revoke a creation order, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; … (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that, in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant acknowledges the Commission’s statement of its policy position regarding the suspension of creations contained in Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”). However, the Registrant respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanettes (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Adopting Release (as well the related Rule 6c-11 proposing release1), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act. As a consequence, the Registrant respectfully submits that no change is required to its disclosure at this time.

In coming to this conclusion, the Registrant notes the Commission’s statement in the Rule 6c-11 Proposing Release to the effect that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time,” as well as the Commission’s statement in the Rule 6c-11 Adopting Release that “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

The Registrant submits that there is an important distinction between a wholesale suspension of creation orders and a retention of the general ability to reject individual creation orders. The former is encompassed by the Commission’s statements in the Rule 6c-11 Proposing Release and the Rule 6c-11 Adopting Release, while the latter is not. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 The context makes clear that “suspension” is referring not to the rejection of individual orders for particularized reasons, but instead to an across-the-board rejection of creation orders as a class. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Registrant notes that its present disclosure related to romanettes (iv) and (vi) cited by the staff – with its focus on “a creation order” (emphasis added) – relates to rejections of particular creation orders on a case-by-case basis, and is not a suspension of all creation orders, and thus falls outside of the category of suspensions of creations that concerned the Commission.

The Registrant further believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Registrant’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a fund increases in size, the Registrant has rejected particular creation orders only in very rare circumstances.

* * *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen

Cara B. Owen

Secretary

Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.

[1]	Exchange-Traded Funds, SEC Rel. No. 33-10515, at pp.67-68 (June 28, 2018) (“Rule 6c-11 Proposing Release”).
[2]	See Rule 6c-11 Adopting Release at 56-59.
[3]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.